Merrill Lynch, Pierce, Fenner & Smith

Incorporated.

One Bryant Park
New York, New York 10036

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

April 8, 2014

Re:	Phibro Animal Health Corporation Registration Statement on Form S-1 Registration File No. 333-194467

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 3,270 copies of the Preliminary Prospectus issued March 31, 2014 through the date hereof to underwriters, dealers, institutions and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Phibro Animal Health Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Standard Time on April 10, 2014, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ SUMIT KHEDEKAR
Name:	Sumit Khedekar
Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ JON ZIMMERMAN
Name:	Jon Zimmerman
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Letter]